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                                                                       Exhibit 7

                                     [LOGO]

                               February 18, 1999

Dear Shareholders:

    We are very pleased to inform you that on February 10, 1999 Fingerhut entered into an Agreement and Plan of Merger with Federated Department Stores, Inc. pursuant to which Bengal Subsidiary Corp., a wholly owned subsidiary of Federated Department Stores, today commenced a cash tender offer for all outstanding shares of Fingerhut's common stock at a price of $25.00 per share. Following completion of this offer, upon the terms and subject to the conditions of the Agreement and Plan of Merger, Bengal Subsidiary Corp. will be merged with and into Fingerhut, and each of the shares of Fingerhut's common stock not owned by Federated Department Stores or any of its subsidiaries or by dissenting shareholders will be converted into the right to receive $25.00, the same price paid pursuant to the tender offer.

    Your Board of Directors (with one director absent) has unanimously approved the Agreement and Plan of Merger, has determined that the Federated Department Stores offer is fair and in the best interests of Fingerhut and its shareholders and recommends that shareholders accept the offer and tender their shares pursuant to the offer.

    In arriving at its determination, your Board of Directors considered a number of factors described in the attached Schedule 14D-9, which is being filed today with the Securities and Exchange Commission. Your Board of Directors has received a written opinion, dated February 10, 1999, of Fingerhut's financial advisor, Salomon Smith Barney Inc., to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the $25.00 per share cash consideration to be received by the holders of Fingerhut's common stock (other than Federated Department Stores and its affiliates) pursuant to the Agreement and Plan of Merger was fair, from a financial point of view, to such shareholders. The full text of the written opinion of Salomon Smith Barney Inc. is included as an exhibit to the attached Schedule 14D-9 and should be read carefully in its entirety.

    Accompanying this letter is the Federated Department Stores Offer To Purchase, dated February 18, 1999, together with related materials including a Letter of Transmittal to be used for tendering your shares. These documents set forth the terms and conditions of the Federated Department Stores offer and provide instructions as to how to tender your shares. I urge you to read the enclosed materials carefully in making your decision with respect to tendering your shares pursuant to the Federated Department Stores offer.

    I, personally, along with your Board of Directors, management and the employees of Fingerhut, thank you most sincerely for your support over the years.

                                          Sincerely,

                                             [SIG.]
                                          Theodore Deikel
                                          Chairman and Chief Executive Officer
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 FINGERHUT COMPANIES, INC. 4400 Baker Road, Minnetonka, MN 55343 (612) 936-5408
                               Fax (612) 936-5412